GEORGE RISK INDUSTRIES, INC.
                               802 S. ELM ST.
                          KIMBALL, NE   69145-1599
                            PHONE:  308-235-4645
                             FAX:  308-235-2554
                      E-MAIL:  gricfo@embarqmail.com


April 8, 2011




UNITED STATES SECURITIES AND EXCHANGE COMMISION
Division of Corporation Finance
100 F St. NE
Washington, DC  20549

Dear Larry Spirgel:

This letter is in response to the letter you sent me dated March 17, 2011 concerning George Risk Industries, Inc. Form 10-K for the fiscal year ended April 30, 2010. This letter will reference your letter via heading and numeration as was set forth in the above mentioned letter you sent to me.

1. Item 1.  Business, page 3
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We have just recently obtained a written agreement with the distributor that accounts for 43% of our security segment sales. This agreement was signed in February 2011 and was initiated by the customer. The contents of this agreement have to do with product terms, purchasing, payment terms, term and termination, product marketing, representations and warranties, product support, mutual confidentiality, indemnification and insuarnce, and general provisions. This agreement will be filed as an Exhibit in future 10-K filings.

2. Item 5.  Market for the Registrant's Common Equity and Related
            Stockholders' Matter, page 5
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On all future filings, we will account for the repurchase of common stock made by the company on a quartely basis on the Forms 10K and 10Q. I will provide disclosures covering repurchases made on a monthly basis as is re-quired by Item 703 of Regulation S-K.

3. Item 7.  Management's Discussion and Analysis of Financial Condition and
            Results of Operations, page 6
               Executive Overview, page 6
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On all future filings, there will be greater discussion in this area of how our marketable securities holdings play a part on our financial results. Within this discussion we will give management's philosophy on how these in-vestments complients and impacts our core business.

4. Item 7.  Management's Discussion and Analysis of Financial Condition and
            Results of Operations, page 6
               Results of Operations, page 7
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On all future filings, there will be more discussion about material changes in financial statement line items and how they affect financial results.

5. Item 10.  Directors and Executive Officers of the Registrant, page 36
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On all future filings, we will provide the information required by Regulation
S-K Items 405 and 406 in this item. In addition, we will provide all the necessary informaion under Regulation S-K Item 401.

The company, George Risk Industries, Inc., acknowledges that 1) we are responsible for the adequacy and accuracy of the disclosure in the fillings;
2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) we may ot assert staff comments as a defense in any pro-ceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephanie M. Risk
Stephanie M. Risk
Chief Financial Officer